THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law

May 21, 2010

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Post-Effective Amendment to the Registration Statement on Form S-1/A
File No. 333-148644

Dear Sir or Madam:

Attached for filing is the third post-effective amendment to the registration statement on Form S-1 (File No. 333-148644) of White Mountain Titanium Corporation (the “Company”).  The shares to be sold by the selling stockholders in this registration statement were included in a registration statement (File No. 333-164963) filed with the Commission on February 12, 2010, and, pursuant to Rule 429, were intended to be combined with a primary offering in that registration statement.  The proposed primary offering was subsequently abandoned and a request to withdraw the registration statement was filed with the Commission on May 21, 2010.

The attached post-effective amendment reflects the information contained in the final per-effective amendment of File No. 333-164963 filed with the Commission on May 7, 2010, with the following exceptions:

1.
Information pertaining solely to the primary offering has been removed and a paragraph has been included in the Prospectus Summary section referencing the filing and request for withdrawal of File No. 333-164963.

2.	The unaudited financial statements in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, as filed with the Commission on May 17, 2010, have been included in this filing.

3.	The MD&A section has been updated to include the information from the corresponding section of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010.

4.	A new legal opinion has been filed which includes the opinion of counsel licensed to practice in the State of Nevada.

Division of Corporation Finance
May 21, 2010

5.	An updated consent from the auditor has been included.

If you would like marked hard copies of this filing for the ease of review by the staff, please let me know and we forward paper copies.

Please feel free to contact me if further information is required.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance

cc:	Brian Flower, Chairman
Michael P. Kurtanjek, President
Charles E. Jenkins, CFO